EXHIBIT 99.3

Press Release

Papua New Guinea: Total and the Government of Papua New

Guinea confirm the remobilization and the planning of the

Papua LNG project

Paris, May 5, 2021 – A meeting took place on 3rd of May between Patrick Pouyanné, Chairman and CEO of Total, and a Delegation of Papua New Guinea (PNG) led by the Deputy Prime Minister Samuel Basil, with the objective to review together the next steps for the development of the Papua LNG project.

After a year of delay because of Covid-19, the Government of PNG and Total as Operator are pleased to announce the remobilization of the project teams and of other required resources. The objective is to launch the FEED early 2022 and to prepare for final investment decision in 2023. This positive development follows the signature and the reconfirmation of the Papua LNG Gas Agreement in 2019, the signature of the Fiscal Stability Agreement and the award of the License extension in February 2021.

Patrick Pouyanné declared: “I am honored to welcome the Deputy Prime Minister of Papua New Guinea in our head-offices in Paris to review the Papua LNG implementation plan. This is indeed a very strong signal of the dedication of the PNG government to the success of this key project. I confirm that this project is ranking very high in Total‘s portfolio given its proximity to growing Asian LNG markets and we will dedicate all necessary resources.”

The Deputy Prime Minister stated: “it was very important for the Government of Papua New Guinea to meet Total Chairman and CEO and the French authorities to stress the importance to our nation of the Papua LNG project, and to pledge the full support of our government to this project. I am pleased with the outcome of this meeting with clear implementation plans.”

Papua LNG project will target the production of the two main discoveries of Block PRL-15, Elk and Antelope, that were fully appraised until 2017. It is expected that the gas produced by these fields will be transported by a 320 km onshore/offshore pipeline to Caution Bay site in order to be liquefied in 2 trains to be built with a total capacity of 5.6 Mt/y which will be integrated to the existing PNG LNG facilities in Caution Bay.

Total and PNG Authorities will cooperate to create significant in-country value and to implement the Papua LNG project in an exemplary manner and taking into highest consideration the biodiversity and environmental stakes as well as the local communities’ rights.

Total operates the Elk and Antelope onshore fields and is the largest shareholder of the PRL-15 permit with a 31.1% interest, alongside partners ExxonMobil (28.7%) and Oil Search (17.7%), post the State back-in right of 22.5%.

Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets.

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